# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ginkgo Bioworks Holdings, Inc., CIK 0001830214
CUSIP: 37611X209
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 27 Drydock Avenue, 8th Floor, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 02/14/2025
Filed by CIK 0001873523
Persons authorized to receive notices and communications: Ginkgo Bioworks Holdings, Inc., 27 Drydock Avenue, 8th Floor, Boston, Massachusetts (MA), 02210, 8774225362

## Reporting persons
- Reshma P. Shetty (CIK 0001873523): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,716,084; sole dispositive power 0; shared dispositive power 4,716,084; aggregate amount beneficially owned 4,716,084 (9.5% of the class)
  Comment: Rows 8, 10 and 11 consist of (i) 618,726 shares of Class A Common Stock of the Issuer and (ii) 4,097,358 shares of Class B Common Stock of the Issuer. Each share of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.
  
  Row 13 is based on (i) 45,575,423 shares of Class A Common Stock outstanding as of December 31, 2024, based on information provided by the Issuer to Reporting Persons, (ii) 4,097,358 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock.
- Barry Canton (CIK 0001882756): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,716,084; sole dispositive power 0; shared dispositive power 4,716,084; aggregate amount beneficially owned 4,716,084 (9.5% of the class)
  Comment: Rows 8, 10 and 11 consist of (i) 618,726 shares of Class A Common Stock of the Issuer and (ii) 4,097,358 shares of Class B Common Stock of the Issuer. Each share of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.
  
  Row 13 is based on (i) 45,575,423 shares of Class A Common Stock outstanding as of December 31, 2024, based on information provided by the Issuer to Reporting Persons, (ii) 4,097,358 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock.
  
  This Amendment No. 4 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on September 27, 2021 and amended on October 1, 2022, January 24, 2023 and February 14, 2024 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D") with respect to securities of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
  
  This Amendment updates the Original Schedule 13D to reflect a reverse stock split of the Issuer's Class A Common Stock, Class B Common Stock and Class C Common Stock at a ratio of one-for-forty (1:40), effected by the Issuer in August 2024. This Amendment also reflects an increase in the Issuer's number of shares of Class A Common Stock outstanding. The foregoing updates result in a decrease in the percentage of Class A Common Stock beneficially owned by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Ginkgo Bioworks Holdings, Inc.
Address of issuer's principal executive offices: 27 Drydock Avenue, 8th Floor, Boston, Massachusetts (MA), 02210

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety:
The information included in Item 4 is incorporated herein by reference.

The following sets forth, as of the date of this Amendment, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof:

Reshma Shetty: Amount beneficially owned: 4,716,084; Percent of class: 9.5%; Sole power to vote or to direct the vote: 0; Shared power to vote or to direct the vote: 4,716,084; Sole power to dispose or to direct the disposition: 0; Shared power to dispose or to direct the disposition: 4,716,084

Barry Canton: Amount beneficially owned: 4,716,084; Percent of class: 9.5%; Sole power to vote or to direct the vote: 0; Shared power to vote or to direct the vote: 4,716,084; Sole power to dispose or to direct the disposition: 0; Shared power to dispose or to direct the disposition: 4,716,084
Number of shares as to which each person has sole or shared power to vote or dispose:
The share amounts reflected in (a) above consist of the following: (i) 309,363 shares of Class A Common Stock and 58,005 shares of Class B Common Stock held of record by Ms. Shetty; (ii) 309,363 shares of Class A Common Stock and 58,005 shares of Class B Common Stock held of record by Mr. Canton; (iii) 1,754,744 shares of Class B Common Stock held of record by the Reshma Padmini Shetty Living Trust; (iv) 57,693 shares of Class B Common Stock held of record by Ms. Shetty's grantor retained annuity trust; (v) 1,749,744 shares of Class B Common Stock held of record by the Bartholomew Canton Living Trust; (vi) 57,693 shares of Class B Common Stock held of record by Mr. Canton's grantor retained annuity trust; (vii) 32,294 shares of Class B Common Stock held of record by The Asha S. Canton Irrevocable Trust and (viii) 32,294 shares of Class B Common Stock held of record by The Adhira S. Canton Irrevocable Trust. The Reporting Persons are married and may be deemed to share beneficial ownership over the shares held of record by each other and each of the foregoing trusts. Each share of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.

The percentages in (a) above are based on (i) 45,575,423 shares of Class A Common Stock outstanding as of December 31, 2024, based on information provided by the Issuer to Reporting Persons, (ii) 4,097,358 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock.
Transactions in the class effected during the past sixty days:
Ms. Shetty has not effected any transactions in the Class A Common Stock during the past sixty days.
Mr. Canton has not effected any transactions in the Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Reshma P. Shetty: /s/ Reshma P. Shetty, Reshma P. Shetty (02/14/2025)
- Barry Canton: /s/ Barry Canton, Barry Canton (02/14/2025)